UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

CADELER A/S: Notification of major shareholding

Copenhagen, August 27, 2026: Cadeler A/S (“Cadeler”) hereby announces that it has received the following major shareholder notification pursuant to Sections 38-40 of the Danish Capital Markets Act and Section 55 of the Danish Companies Act, respectively, regarding direct and indirect holdings of shares and financial instruments in Cadeler.

On August 25, 2026, Lexcor Master Fund’s total holding of shares and other financial instruments in Cadeler has crossed below the threshold of 5%. Lexcor Master Fund now holds Cadeler shares corresponding to 3.50% of the total share capital and voting rights. In addition, Lexcor Master Fund holds other financial instruments in Cadeler corresponding to 1.42% of the total share capital and voting rights. As a consequence, Lexcor Master Fund in total holds shares and financial instruments that represent 4.92% of the total share capital and voting rights in Cadeler.

Lexcor Master Fund is organised under the laws of the Cayman Islands and has its registered address at South Church Street, PO Box 309, Ugland House, George Town, Cayman Islands. Lexcor Master Fund is ultimately controlled by Marble Bar Asset Management LLP.

For further information, please contact:

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler A/S:

Cadeler A/S (Cadeler) is a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).
For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2026            CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer